Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

June 24, 2015

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mary A. Cole, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”) (File Nos. 333-123257 and 811-10325)

Dear Ms. Cole:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”):

Post Effective Amendment Number	Date Filed	Submission Type	Accession Number
1,921	6/05/2015	485BXT	0001137360-15-000334
1,882	5/07/2015	485BXT	0001137360-15-000264
1,853	4/10/2015	485BXT	0001137360-15-000207
1,826	3/13/2015	485BXT	0001137360-15-000151
1,796	2/13/2015	485BXT	0001137360-15-000098
1,770	1/16/2015	485BXT	0001137360-15-000048
1,744	12/18/2014	485BXT	0001137360-14-000782
1,718	11/20/2014	485BXT	0001137360-14-000732
1,682	10/24/2014	485BXT	0001137360-14-000659
1,648	9/26/2014	485BXT	0001137360-14-000591
1,621	8/28/2014	485BXT	0001137360-14-000548
1,593	7/31/2014	485BXT	0001137360-14-000496
1,565	7/11/2014	485BXT	0001137360-14-000441
1,537	6/12/2014	485BXT	0001137360-14-000385
1,527	6/06/2014	485BXT	0001137360-14-000363
1,494	5/09/2014	485BXT	0001137360-14-000291
1,465	4/11/2014	485BXT	0001137360-14-000224
1,428	3/13/2014	485BXT	0001137360-14-000155
1,397	2/14/2014	485BXT	0001137360-14-000096
1,368	1/17/2014	485BXT	0001137360-14-000047
1,334	12/19/2013	485BXT	0001137360-13-000743
1,302	11/21/2013	485BXT	0001137360-13-000678
1,268	10/25/2013	485BXT	0001137360-13-000612
1,241	9/26/2013	485BXT	0001137360-13-000555

1,225	9/12/2013	485BXT	0001137360-13-000522
1,216	8/29/2013	485BXT	0001137360-13-000503
1,191	8/08/2013	485BXT	0001137360-13-000459
1,183	7/25/2013	485BXT	0001137360-13-000441
1,171	7/11/2013	485BXT	0001137360-13-000421
1,152	6/27/2013	485BXT	0001137360-13-000387
1,150	6/24/2013	485BXT	0001137360-13-000384
1,137	6/20/2013	485BXT	0001137360-13-000358
1,127	6/13/2013	485BXT	0001137360-13-000342
1,118	6/06/2013	485BXT	0001137360-13-000323
1,110	5/23/2013	485BXT	0001137360-13-000306
1,092	5/09/2013	485BXT	0001137360-13-000272
1,075	4/19/2013	485BXT	0001137360-13-000239
1,054	3/28/2013	485BXT	0001137360-13-000206
1,043	3/15/2013	485BXT	0001137360-13-000187
1,012	2/22/2013	485BXT	0001137360-13-000129
978	1/25/2013	485BXT	0001137360-13-000061
945	12/28/2012	485BXT	0001137360-12-000694
873	10/17/2012	485APOS	0000930413-12-005779

The Amendments relate to Market Vectors Non-Agency RMBS ETF, a new series of the Trust. No securities were sold in connection with the Amendments and the Trust has determined not to proceed with the offering of this series at this time.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2018. Thank you.

Best regards,

/s/ Laura I. Martinez

Laura I. Martinez

Assistant Vice President and Assistant Secretary

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